UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934*

Capital Senior Living Corporation

(Name of Issuer)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

140475104

(CUSIP Number)

December 16, 2019

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 140475104

1.	Names of Reporting Persons Steven D. Lebowitz
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 240,000 (1) (2)
	6.	Shared Voting Power 1,208,593 (1) (3)
	7.	Sole Dispositive Power 240,000 (1) (2)
	8.	Shared Dispositive Power 1,583,593 (1) (4)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,583,593 (1) (4)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 5.0% (5)
12.	Type of Reporting Person (See Instructions) IN

(1)	The number of shares reported as beneficially owned as of December 16, 2019.
(2)

This number includes shares held by (a) The Lebowitz Family Stock, LLC (the “LFS LLC”), a limited liability company of which Steven D. Lebowitz is the sole manager, and (b) Lebowitz RCT, L.P. (the “RCT”), a limited partnership whose general partner’s (Lebowitz RCT, Inc.) sole director is Steven D. Lebowitz.

(3)

This number includes shares held by (a) Deborah P. Lebowitz, (b) The Steven & Deborah Lebowitz Foundation (the “Foundation”), a trust over which Steven D. Lebowitz serves as a co-trustee and (c) the Lebowitz Family Trust – 1986, dated October 7, 1986, as amended (the “LF Trust”), a trust over which Steven D. Lebowitz serves as a co-trustee.

(4)

This number includes shares held by (a) the LFS LLC, (b) the RCT, (c) Deborah P. Lebowitz, (d) the Foundation, (e) the LF Trust, (f) Leonard S. Pearlstein, (g) Lauren Lebowitz Salem, (h) Robert Lebowitz, (i) David Lebowitz and Amanda Lebowitz (jointly). (j) Kathryn Lebowitz Silverberg and (k) the A&A Lebowitz Trust (the “AA Trust”).

(5)

Calculated based on 31,463,375 shares of Common Stock, $0.01 par value per share (“Common Stock”), of Capital Senior Living Corporation (the “Issuer”) outstanding as of October 31, 2019, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2018 filed with the U.S. Securities and Exchange Commission on November 8, 2019.

CUSIP No. 140475104

1.	Names of Reporting Persons Deborah P. Lebowitz
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 1,208,593 (1) (2)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 1,208,593 (1) (2)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,208,593 (1) (2)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 4.0% (3)
12.	Type of Reporting Person (See Instructions) IN

(1)	The number of shares reported as beneficially owned as of December 16, 2019.
(2)

This number includes shares held by (a) the Foundation, a trust over which Deborah P. Lebowitz serves as a co-trustee, and (b) the LF Trust, a trust over which Deborah P. Lebowitz serves as a co-trustee.

(3)

Calculated based on 31,463,375 shares of Common Stock of the Issuer outstanding as of October 31, 2019, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2018 filed with the U.S. Securities and Exchange Commission on November 8, 2019.

CUSIP No. 140475104

1.	Names of Reporting Persons David Lebowitz
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 10,000 (1) (2)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 10,000 (1) (2)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 10,000 (1) (2)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 0.0% (3)
12.	Type of Reporting Person (See Instructions) IN

(1)	The number of shares reported as beneficially owned as of December 16, 2019.
(2)	This number includes shares jointly held by David Lebowitz and Amanda Lebowitz.
(3)

Calculated based on 31,463,375 shares of Common Stock of the Issuer outstanding as of October 31, 2019, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2018 filed with the U.S. Securities and Exchange Commission on November 8, 2019.

CUSIP No. 140475104

1.	Names of Reporting Persons Amanda Lebowitz
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 10,000 (1) (2)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 10,000 (1) (2)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 10,000 (1) (2)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 0.0% (3)
12.	Type of Reporting Person (See Instructions) IN

(1)	The number of shares reported as beneficially owned as of December 16, 2019.
(2)	This number includes shares jointly held by David Lebowitz and Amanda Lebowitz.
(3)

Calculated based on 31,463,375 shares of Common Stock of the Issuer outstanding as of October 31, 2019, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2018 filed with the U.S. Securities and Exchange Commission on November 8, 2019.

CUSIP No. 140475104

1.	Names of Reporting Persons Lauren Lebowitz Salem
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 34,000 (1)
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 34,000 (1)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 34,000 (1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 0.0% (2)
12.	Type of Reporting Person (See Instructions) IN

(1)	The number of shares reported as beneficially owned as of December 16, 2019.
(2)

Calculated based on 31,463,375 shares of Common Stock of the Issuer outstanding as of October 31, 2019, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2018 filed with the U.S. Securities and Exchange Commission on November 8, 2019.

CUSIP No. 140475104

1.	Names of Reporting Persons Robert Lebowitz
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 3,000 (1)
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 3,000 (1)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,000 (1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 0.0% (2)
12.	Type of Reporting Person (See Instructions) IN

(1)	The number of shares reported as beneficially owned as of December 16, 2019.
(2)

Calculated based on 31,463,375 shares of Common Stock of the Issuer outstanding as of October 31, 2019, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2018 filed with the U.S. Securities and Exchange Commission on November 8, 2019.

CUSIP No. 140475104

1.	Names of Reporting Persons Kathryn Lebowitz Silverberg
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 21,500 (1)
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 21,500 (1)
	8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 21,500 (1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 0.0% (2)
12.	Type of Reporting Person (See Instructions) IN

(1)	The number of shares reported as beneficially owned as of December 16, 2019.
(2)

Calculated based on 31,463,375 shares of Common Stock of the Issuer outstanding as of October 31, 2019, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2018 filed with the U.S. Securities and Exchange Commission on November 8, 2019.

CUSIP No. 140475104

1.	Names of Reporting Persons Andrew Lebowitz
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 52,500 (1) (2)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 52,500 (1) (2)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 52,500 (1) (2)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 0.0% (3)
12.	Type of Reporting Person (See Instructions) IN

(1)	The number of shares reported as beneficially owned as of December 16, 2019.
(2)	This number includes shares held by the AA Trust, a trust over which Andrew Lebowitz serves as a co-trustee.
(3)

Calculated based on 31,463,375 shares of Common Stock of the Issuer outstanding as of October 31, 2019, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2018 filed with the U.S. Securities and Exchange Commission on November 8, 2019.

CUSIP No. 140475104

1.	Names of Reporting Persons Ashley Lebowitz
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 52,500 (1) (2)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 52,500 (1) (2)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 52,500 (1) (2)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 0.0% (3)
12.	Type of Reporting Person (See Instructions) IN

(1)	The number of shares reported as beneficially owned as of December 16, 2019.
(2)	This number includes shares held by the AA Trust, a trust over which Ashley Lebowitz serves as a co-trustee.
(3)

Calculated based on 31,463,375 shares of Common Stock of the Issuer outstanding as of October 31, 2019, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2018 filed with the U.S. Securities and Exchange Commission on November 8, 2019.

CUSIP No. 140475104

1.	Names of Reporting Persons The Lebowitz Family Stock, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 125,000 (1)
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 125,000 (1)
	8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 125,000 (1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 0.0% (2)
12.	Type of Reporting Person (See Instructions) OO

(1)	The number of shares reported as beneficially owned as of December 16, 2019.
(2)

Calculated based on 31,463,375 shares of Common Stock of the Issuer outstanding as of October 31, 2019, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2018 filed with the U.S. Securities and Exchange Commission on November 8, 2019.

CUSIP No. 140475104

1.	Names of Reporting Persons Lebowitz RCT, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization California
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 115,000 (1)
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 115,000 (1)
	8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 115,000 (1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 0.0% (2)
12.	Type of Reporting Person (See Instructions) OO

(1)	The number of shares reported as beneficially owned as of December 16, 2019.
(2)

Calculated based on 31,463,375 shares of Common Stock of the Issuer outstanding as of October 31, 2019, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2018 filed with the U.S. Securities and Exchange Commission on November 8, 2019.

CUSIP No. 140475104

1.	Names of Reporting Persons Lebowitz RCT, Inc.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization California
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 115,000 (1)(2)
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 115,000 (1)(2)
	8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 115,000 (1)(2)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 0.0% (2)
12.	Type of Reporting Person (See Instructions) CO

(1)	The number of shares reported as beneficially owned as of December 16, 2019.
(2)	Includes shares held by RCT, a limited partnership whose general partner is Lebowitz RCT, Inc.
(3)

Calculated based on 31,463,375 shares of Common Stock of the Issuer outstanding as of October 31, 2019, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2018 filed with the U.S. Securities and Exchange Commission on November 8, 2019.

CUSIP No. 140475104

1.	Names of Reporting Persons Leonard S. Pearlstein
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 14,000 (1)
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 14,000 (1)
	8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 14,000 (1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 0.0% (2)
12.	Type of Reporting Person (See Instructions) IN

(1)	The number of shares reported as beneficially owned as of December 16, 2019.
(2)

Calculated based on 31,463,375 shares of Common Stock of the Issuer outstanding as of October 31, 2019, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2018 filed with the U.S. Securities and Exchange Commission on November 8, 2019.

Item 1.
(a) Name of Issuer
Capital Senior Living Corporation

(b) Address of Issuer’s Principal Executive Offices 14160 Dallas Parkway Suite 300 Dallas, Texas 75254

Item 2.
(a) Name of Person Filing

Steven D. Lebowitz, Deborah P. Lebowitz, David Lebowitz, Amanda Lebowitz, Lauren Lebowitz Salem, Robert Lebowitz, Kathryn Lebowitz Silverberg, Andrew Lebowitz, Ashley Lebowitz, The Lebowitz Family Stock, LLC Lebowitz RCT, L.P., Lebowitz RCT, Inc. and Leonard S. Pearlstein (collectively, the “Reporting Persons”)

The Reporting Persons have entered into a Joint Filing Agreement, dated December 20, 2019, which is attached hereto as Exhibit 99.1, pursuant to which the Reporting Persons have agreed to file this statement and any subsequent amendments hereto jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Act.

(b) Address of Principal Business Office or, if none, Residence 1333 Second Street, Suite 650 Santa Monica, CA 90401

(c) Citizenship

See responses to Item 4 on each cover page.

(d) Title of Class of Securities

Common Stock, $0.01 par value per share

(e) CUSIP Number

140475104

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

	(a) ☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

	(b) ☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

	(c) ☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

	(d) ☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

	(e) ☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

	(f) ☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

	(g) ☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

	(h) ☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

	(i) ☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

	(j) ☐	A non-U.S. institution in accordance with § 240.13d–1(b)(1)(ii)(J);

	(k) ☐	Group, in accordance with § 240.13d–1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with § 240.13d–1(b)(1)(ii)(J), please specify the type of institution:

Item 4.	Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a) Amount beneficially owned:

See responses to Item 9 on each cover page.

(b) Percent of class:

See responses to Item 11 on each cover page.

(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote

See responses to Item 5 on each cover page.

(ii) Shared power to vote or to direct the vote

See responses to Item 6 on each cover page.

(iii) Sole power to dispose or to direct the disposition of

See responses to Item 7 on each cover page.

(iv) Shared power to dispose or to direct the disposition of

See responses to Item 8 on each cover page.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Please see attached the statement in Exhibit 99.1

Item 9.	Notice of Dissolution of Group

N/A

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a–11.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 20, 2019

Steven D. Lebowitz		Andrew Lebowitz

By:	/s/ Andrew Collins	By:	/s/ Andrew Collins
	Andrew Collins, Attorney-In-Fact		Andrew Collins, Attorney-In-Fact

Deborah P. Lebowitz		Ashley Lebowitz

By:	/s/ Andrew Collins	By:	/s/ Andrew Collins
	Andrew Collins, Attorney-In-Fact		Andrew Collins, Attorney-In-Fact

David Lebowitz		The Lebowitz Family Stock, LLC

By:	/s/ Andrew Collins	By:	/s/ Andrew Collins
	Andrew Collins, Attorney-In-Fact		Andrew Collins, Attorney-In-Fact

Amanda Lebowitz		Lebowitz RCT, L.P.

By:	/s/ Andrew Collins	By:	/s/ Andrew Collins
	Andrew Collins, Attorney-In-Fact		Andrew Collins, Attorney-In-Fact

Lauren Lebowitz Salem		Lebowitz RCT, Inc.

By:	/s/ Andrew Collins	By:	/s/ Andrew Collins
	Andrew Collins, Attorney-In-Fact		Andrew Collins, Attorney-In-Fact

Robert Lebowitz		Leonard S. Pearlstein

By:	/s/ Andrew Collins	By:	/s/ Andrew Collins
	Andrew Collins, Attorney-In-Fact		Andrew Collins, Attorney-In-Fact

Kathryn Lebowitz Silverberg

By:	/s/ Andrew Collins
Andrew Collins, Attorney-In-Fact

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

10

EXHIBIT INDEX

Exhibit 99.1	Joint Filing Agreement

Exhibit 99.2	Item 8 Statement

Exhibit 99.3	Power of Attorney